Exhibit 99.1

For Immediate Release

Contact: Rita Sherman

March 14, 2003

(561) 820-8393

RINKER MATERIALS CORPORATION PROVIDES UPDATE ON ITS
TENDER OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING
U.S. DEBT SECURITIES DUE 2004

West Palm Beach, FL – Rinker Materials Corporation (“Rinker Materials”) today announced that it has increased the purchase price with respect to its tender offer and consent solicitation for all of its $195 million outstanding 6.875% Guaranteed Notes due March 1, 2004 (the “notes”), which commenced on February 28, 2003.

Under the revised terms of the tender offer, the amended consideration for the outstanding notes is to be determined by reference to a fixed spread of 25 basis points over the yield to maturity of the 3.00% U.S. Treasury Note due February 29, 2004 (the “UST Reference Security”) as set forth in the table below, less U.S.$20.00.

Description of Notes	CUSIP No.	Outstanding Principal Amount of Notes	UST Reference Security	Reference Page	Amended Fixed Spread	Consent Payment (per U.S.$1,000 of Notes)
6.875% Guaranteed Notes due March 1, 2004	126392 AA7	U.S. $195,000,000	3.00% Note due February 29, 2004	PX3	25 bps	U.S.$20

The Consent Payment Deadline has been extended to be 5:00 p.m., New York City time, on March 19, 2003, unless extended or earlier terminated.  A consent payment equal to U.S.$20 per U.S.$1,000 principal amount of notes (i.e., 2% of the principal amount) will be paid only for notes tendered and not withdrawn at or prior to the Consent Payment Deadline.  Holders who tender notes after the Consent Payment Deadline will not be entitled to the consent payment.

All other terms and conditions of the tender offer and consent solicitation relating to the notes remain unchanged.  To tender notes, holders may continue to use the letters of transmittal they received with the Company’s Offer to Purchase and Consent Solicitation Statement dated February 28, 2003 (the “Initial Statement”).

The tender offer expiration remains 9:00 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated.

Rinker Materials

1501 Belvedere Road | West Palm Beach, FL 33406  | 561.833.5555

www.rinker.com

Holders that validly tendered their Notes and delivered their consents prior to this announcement and do not withdraw their tenders or revoke their consents will also receive the increased consideration.

Payments made pursuant to the Offer will be in same-day funds on the third business day in New York City after the date on which the Offer Expiration Time occurs, or as soon as practicable thereafter (the “Settlement Date”).  If the offer is not extended or earlier terminated, the Settlement Date is expected to be April 2, 2003.

Credit Suisse First Boston is acting as the Dealer Manager for the Offer.  The Information Agent is MacKenzie Partners, Inc.  The Depositary for the Offer is Bank One, N.A.

Persons with questions regarding the offers and the consent solicitation should contact the Information Agent, toll-free at 1-800-322-2885 or collect at 1-212-929-5500, or the Dealer Manager, toll free at 1-800-820-1653 or collect at 1-212-538-8474.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the notes.  The offers are made only by the Initial Statement, as supplemented by Supplement No. 1 to the Initial Statement dated the date of this press release.

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